August 2, 2018

James Clavijo
Chief Financial Officer
Aeterna Zentaris Inc.
315 Sigma Drive
Summerville, South Carolina 29486

       Re: Aeterna Zentaris Inc.
           Form 20-F for the Year Ended December 31, 2017
           Filed March 28, 2018
           Form 6-K for the Month of May 2018
           Filed May 7, 2018
           File No. 001-38064

Dear Mr. Clavijo:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2017

Notes to Consolidated Financial Statements
25 Commitments and Contingencies, page 143

1. You disclose that the class action lawsuit could have a material adverse impact on your financial condition, results of operations, liquidity and cash flows. You also disclose that you have not recorded a liability related to these lawsuits because "management cannot currently predict the outcome of this suit or reasonably estimate any potential loss that may result from this suit". Please tell us how the basis of your assessment is consistent with the guidance in paragraph 14 and paragraph 25 of IAS 37.
 James Clavijo
Aeterna Zentaris Inc.
August 2, 2018
Page 2
Form 6-K filed May 7, 2018

Exhibit 99.1
Notes to Condensed Interim Consolidated Financial Statements (unaudited) 4 Licensing Arrangement, page 10

2. With regard to the Strongbridge license agreement, please explain to us why IFRS 15 would not require allocation and deferral of some portion of the $24 million upfront payment to the performance obligations related to the worldwide pediatric development program for Macrilen TM (macimorelin) and the "right to access" license for Macrilen
         TM (macimorelin) for pediatric indication. Provide us your analysis of the license agreement under IFRS 15 and tell us the amount of and how you determined stand-alone selling prices for each performance obligation.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Lisa Vanjoske at 202-551-3614 with any questions.

FirstName LastNameJames Clavijo
Comapany NameAeterna Zentaris Inc.
                                                            Division of
Corporation Finance
August 2, 2018 Page 2                                       Office of
Healthcare & Insurance
FirstName LastName